Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of National Retail Properties, Inc. and Subsidiaries for the registration of 6,000,000 shares of its common stock for the dividend reinvestment and stock purchase plan and to the incorporation by reference therein of our reports dated February 11, 2021, with respect to the consolidated financial statements and schedules of National Retail Properties, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of National Retail Properties, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida

February 22, 2021